# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD., CIK 0001340476
CUSIP: 25490H106
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 7303 30th St. S.E., Calgary, Alberta, California (CA), T2C 1N6
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426156

## Reporting persons
- MAK Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 9,081,696; sole dispositive power 0; shared dispositive power 9,081,696; aggregate amount beneficially owned 9,081,696 (4.7% of the class)
  Comment: For item 9:
  
  Comprised of (i) 7,024,707 shares of common stock, without par value ("Common Shares") and (ii) 2,056,989 Common Shares issuable upon conversion of $9,565,000 aggregate principal amount of 6% Convertible Subordinated Debentures ("Convertible Debentures") which are convertible at an effective conversion price of $4.65 per Common Share.
  
  For item 11:
  
  The calculation is based upon 193,889,018 Common Shares as follows: (i) 191,832,029 Common Shares outstanding as of October 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, and (ii) 2,056,989 Common Shares issuable upon conversion of the Convertible Debentures owned by the Reporting Persons.
- MAK Capital One L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,081,696; sole dispositive power 0; shared dispositive power 9,081,696; aggregate amount beneficially owned 9,081,696 (4.7% of the class)
  Comment: For item 9:
  
  Comprised of (i) 7,024,707 shares of common stock, without par value ("Common Shares") and (ii) 2,056,989 Common Shares issuable upon conversion of $9,565,000 aggregate principal amount of 6% Convertible Subordinated Debentures ("Convertible Debentures") which are convertible at an effective conversion price of $4.65 per Common Share.
  
  For item 11:
  
  The calculation is based upon 193,889,018 Common Shares as follows: (i) 191,832,029 Common Shares outstanding as of October 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, and (ii) 2,056,989 Common Shares issuable upon conversion of the Convertible Debentures owned by the Reporting Persons.
- Michael A. Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 9,081,696; sole dispositive power 0; shared dispositive power 9,081,696; aggregate amount beneficially owned 9,081,696 (4.7% of the class)
  Comment: For item 9:
  
  Comprised of (i) 7,024,707 shares of common stock, without par value ("Common Shares") and (ii) 2,056,989 Common Shares issuable upon conversion of $9,565,000 aggregate principal amount of 6% Convertible Subordinated Debentures ("Convertible Debentures") which are convertible at an effective conversion price of $4.65 per Common Share.
  
  For item 11:
  
  The calculation is based upon 193,889,018 Common Shares as follows: (i) 191,832,029 Common Shares outstanding as of October 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, and (ii) 2,056,989 Common Shares issuable upon conversion of the Convertible Debentures owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD.
Address of issuer's principal executive offices: 7303 30th St. S.E., Calgary, Alberta Canada T2C 1N6

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by

i MAK Capital Fund LP ("MAK Fund")

ii MAK Capital One L.L.C. ("MAK Capital"); and

iii Michael A. Kaufman ("Mr. Kaufman," and collectively with MAK Fund and MAK Capital, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address of (i) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; and (ii) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Citizenship:
MAK Fund is a Bermuda limited partnership.

MAK Capital is a Delaware limited liability company.

Mr. Kaufman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
9,081,696

Comprised of (i) 7,024,707 shares of common stock, without par value ("Common Shares") and (ii) 2,056,989 Common Shares issuable upon conversion of $9,565,000 aggregate principal amount of 6% Convertible Subordinated Debentures ("Convertible Debentures") which are convertible at an effective conversion price of $4.65 per Common Share. The Convertible Debentures matured and were repaid on January 31, 2026.
Percent of class:
4.7

The calculation is based upon 193,889,018 Common Shares as follows: (i) 191,832,029 Common Shares outstanding as of October 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025, and (ii) 2,056,989 Common Shares issuable upon conversion of the Convertible Debentures owned by the Reporting Persons.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,081,696
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,081,696

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (02/13/2026)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (02/13/2026)
- Michael A. Kaufman: /s/ Michael A. Kaufman, MICHAEL A. KAUFMAN (02/13/2026)